United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Lockheed Martin Corporation

Name of persons relying on exemption: The Sisters of Charity of Elizabeth, NJ, School Sisters of Notre Dame Cooperative Investment Fund, and Sisters of St. Francis of Philadelphia

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton

Ave Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities

Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge you to vote FOR Proposal 5: Stockholder Proposal to Issue a Report on Human Rights Due Diligence at the Lockheed Martin Annual Meeting of Shareholders on April 22, 2021.

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

Summary of the Proposal

The proposal requests that Lockheed Martin report on its human rights due diligence process to identify, assess, prevent, mitigate, and remedy actual and potential human rights impacts associated with high-risk products and services, including those in conflict-affected areas.

Proponent Rationale for Engagement

The three proponents of this proposal are Catholic institutional investors, who have dedicated their lives and missions to advancing justice and peace. The proponents hold the belief that through engagement with portfolio companies, they can further align their resources to fulfill their mission to support systemic change. As society grapples with so much violence, this proposal is offered to frame the question on the purpose of the company and whether there could be a more peaceful path forward. The proponents assert that there is a clear moral responsibility for companies and investors to acknowledge the direct role the defense industry plays in perpetuating human rights harms in war and conflict, and that all actors must contribute to appropriate remedies. The most severe human rights impacts of the defense sector are irremediable and result in the loss of life. The proponents therefore offer this proposal - supported by strong legal and financial risk arguments - to Lockheed Martin and its shareholders as an invitation to deeply examine the business model in the context of its human rights responsibilities, so that leadership and vision be advanced to reduce the company’s business activities that cause death and destruction, and that Lockheed Martin may instead have a purpose to contribute to a more positive vision for society.

Support for this proposal is warranted and in the best interest of shareholders because:

●	Lockheed Martin’s actual and potential human rights impacts resulting from the use of its weapons and defense technologies are severe and warrant heightened due diligence.
●	Failure to meaningfully assess the Company’s human rights impacts may expose Lockheed Martin to material risks, including negative legal, financial, and reputational risks.
●	The Company’s existing policies and practices fail to demonstrate a robust process for addressing adverse human rights impacts resulting from end use of high-risk products and services, including in conflict-affected areas.
●	Reference to its compliance with US law alone does not fulfill Lockheed Martin’s human rights responsibilities.

Arguments in Favor of the Proposal on Human Rights Due Diligence

1.	Lockheed Martin’s actual and potential human rights impacts resulting from the use of its weapons and defense technologies are severe, and the Company is not meeting its human rights responsibilities under international law.

2

Lockheed Martin is the world’s largest defense contractor, doing business with over 50 countries and connected to a wide array of weapons and defense technologies.1 By the very nature of its business, Lockheed is exposed to risks of serious human rights violations, and should be undergoing robust human rights due diligence to ensure that it is meeting its human rights responsibilities. The UN Guiding Principles for Business and Human Rights (“UNGPs”) constitute the global authoritative framework outlining the roles and responsibilities of states and companies with respect to human rights. The UNGPs state that “the responsibility to respect human rights is a global standard of expected conduct for all business enterprises wherever they operate” and address the need for companies to “identify, prevent, mitigate and account for how it addresses its adverse human rights impacts.” Prominent human rights organizations have recorded indiscriminatory use of Lockheed Martin weaponry against civilians, and specifically children, consistently over time.2 A recent report published by Amnesty International found that Lockheed Martin, along with other companies in the defense industry, is not undertaking adequate human rights due diligence.3

Lockheed Martin’s business poses actual and potential risks to rights to life, liberty and personal security, privacy, non-discrimination, and peaceful assembly and association. In the past five years Lockheed Martin has exported military goods to at least 12 states which are engaged in armed conflict, have a record of human rights violations, or are at risk of corruption and fragility.4 For example, Lockheed has held longstanding relationships with Saudi Arabia, and is currently supporting more than $28 billion in integrated air and missile defense, combat ships, tactical aircraft, and other programs.5 In June 2016, civil society groups filed a complaint with the U.S. National Contact Point for Responsible Business Conduct against Lockheed Martin for failing to carry out human rights due diligence in relation to supplying military equipment to Saudi Arabia for use in Yemen, in violation of the OECD Guidelines.6 Gross human rights violations, including war crimes, have been committed throughout the conflict,7 and Lockheed has been named as an integral company in supplying arms and services to the Saudi Arabia/UAE-led coalition.8 Lockheed Martin weaponry was notably linked to a widely condemned school bus attack in 2018 that resulted in the deaths of dozens of children.9

Similarly, Lockheed Martin has provided weaponry such as F-16 fighter jets, Longbow Hellfire missiles, and AH-64 Apache Longbow helicopter parts to the Israeli military, whose occupation of Palestine has displaced over 1 million people10 and is considered a “flagrant violation under international law” by the Office of the High Commissioner for Human Rights.11 Lockheed Martin weapons have been used repeatedly by the Israeli military on densely populated civilian areas, resulting in the deaths of thousands of civilian casualties, large groups of them children, potentially amounting to war crimes.12 In the U.S., Lockheed has held several contracts amounting to over one billion dollars with U.S. Customs and Border Protection to surveil the U.S.-Mexico border, presenting serious risks to privacy and asylum rights, and exposing the Company to legal and reputational risk.13 Border surveillance contracts included “reconnaissance aircraft, aircraft maintenance and logistics support, data processing services and surveillance and communications technologies in the Southeast Texas region.”14

Furthermore, Lockheed Martin’s human rights impacts also stem from its operations. It faces multiple lawsuits from its Florida facility where workers allege Lockheed released harmful contaminants and highly toxic pollutants into the soil and groundwater that potentially impacted thousands of people.15 Its human rights due diligence must also identify and account for human rights harms to the health of communities and workers related to its facilities.

3

2.	Failure to conduct robust human rights due diligence presents material risks to the Company and its investors.

Lockheed Martin is exposed to legal, financial, reputational, and regulatory risks if it does not meet its human rights responsibilities. Many of Lockheed Martin’s core business areas are connected to controversial weapons or foreign sales that expose the Company to legal risks pending potential regulatory developments. For example, Lockheed develops and sells unmanned aerial vehicles that are subject to significant scrutiny and potential regulation on the use of autonomous weapons.16 Furthermore, the Biden administration is ending U.S. support for Saudi-led offensive in Yemen, citing human rights violations.17 A temporary freeze on arms sales and potential future restrictions threaten Lockheed’s contract for up to 50 F-35 fifth-generation stealth fighters, as well as sales of armed drones.18 Had Lockheed Martin proactively assessed the human rights risks associated with these areas of business and determined not to pursue contracts, its business model would be more resilient to increasing national and international standards. Impacts from the Company’s environmental pollution incidents on communities have led to multiple lawsuits and multimillion dollar settlements related to hazardous waste and other toxic pollution.19

Lockheed Martin’s business is also connected to controversial weapons that are illegal under international law and pose legal, reputational, and regulatory risk to the Company and its investors. The Company is connected to $40 billion in contracts related to nuclear weapons.20 The Treaty on the Prohibition of Nuclear Weapons (TPNW), which entered into force in January 2021. The TPNW explicitly prohibits development, testing, production, manufacture and stockpiling of nuclear weapons or other nuclear explosive devices, as well as any assistance with those prohibited acts.21 There are currently 86 signatories to the TPNW and 54 states have ratified or acceded to the Treaty.22 . Companies may also be required to demonstrate that they are not conducting prohibited activities in jurisdictions that ratified the Treaty, a potentially costly endeavor. In addition to this, the TPNW serves as an important milestone in the development of the norm against nuclear weapons, can influence the behavior of states not party, as evidenced by other weapons prohibition treaties. For example, since the entry into force of the Convention on Cluster Munitions (CCM) in 2010 and the Mine Ban Treaty (MBT) in 1999, production of the prohibited weapons among states parties and states not party has nearly ceased.23 Companies like Textron and Orbital ATK stopped producing cluster munitions in the United States, a state not party to the CMM, since the treaty’s entry into force.24 States not party to the MBT, like Egypt, adopted explicit policies against producing landmines after that treaty’s entry into force.25 The TPNW has inspired financial institutions to actively exit financial relationships with nuclear weapon producers, including ABP, who in January 2018 announced an end to all financing relationships26, and KBC Group who announced their compliance with all provisions of the new instrument upon its entry into force in January 2021.27 Even though the U.S. has not signed on to the TPNW, Lockheed Martin is exposed to risks as pressure mounts for financial institutions to end relationships with companies, like Lockheed, that are involved in the nuclear weapons industry. Over 90 financial institutions appear to have stopped funding activities to the nuclear weapons industry, and at least 35 financial institutions have adopted policies to prohibit lending to the nuclear weapons industry.28 Growing divestment pressure targeted at large funds, religious institutions, and universities limits the pool of potential shareholders, and may negatively impact Lockheed’s access to capital.

4

3.	The Company’s existing policies and practices fail to demonstrate a robust process for addressing adverse human rights impacts resulting from end use of high-risk products and services, including in conflict-affected areas.

The policies cited in Lockheed Martin’s opposition statement—the Good Corporate Citizenship and Respect for Human Rights Policy, Code of Ethics and Business Conduct, and Supplier Code of Conduct29— are not responsive to the request of the proposal for the following reasons:

●	Existing policies do not meaningfully address customer relationships or end use of products, despite the fact this is where the Company’s most severe human rights impacts are likely to occur.
●	The human rights impacts raised in the proposal, including civilian casualties in conflict-affected areas, nuclear weapons impacts, and health impacts of environmental pollution, are not addressed.
●	Embedding of the policies and codes into business practices appears to be lacking. The existence of a human rights policy and related codes on paper does not constitute effective implementation in practice or evidence meaningful human rights due diligence.
●	These policies are focused on legal compliance, while respecting human rights requires an affirmative commitment to respect human rights that are recognized in international standards.
●	The Company presents respecting human rights as an aspect of “corporate citizenship” rather than as a legal obligation or responsibility associated with doing business. By doing so it highlights the limitations of voluntary corporate initiatives.
●	Lockheed Martin has pursued areas of business, such as weapons sales to conflict-affected areas and the production of nuclear weapons, which clearly are inconsistent with its stated human rights commitments, suggesting these policies are not effectively incorporated in business decision-making around what contracts to take or pass.

Separate from the three publicly available policies above, Lockheed Martin also says it has a policy for ethical use of Artificial Intelligence (AI), however investors are unable to assess the contents of this policy or how it is implemented, given that it is not publicly available.

Lockheed Martin provides one page of supplemental human rights-related disclosure in its opposition statement, including information on governance and due diligence, however the disclosure provided is very high-level and again fails to address the specific human rights impacts of concern raised in the proposal. For example, the Company says its human rights due diligence process is embedded within operations and business-decision making, without describing the steps of its due diligence process or how the Company ensures effective embedding. With business decisions to the contrary, as noted above, proponents have no option but to conclude that they are not implemented.

5

The criteria Lockheed Martin provides for evaluating potential contracts does not explicitly include human rights risks, and instead broadly covers values, strategic direction, reputation, and performance. The opposition statement indicates the development of a Weapons Review Council in 2020 that includes human rights criteria in its review of the Missiles and Fire Control business unit, yet investors lack the detail needed to evaluate whether this newly-formed Council contributes to effective human rights due diligence. It also appears to be limited in scope.

Lockheed Martin does not provide any evidence that it is conducting human rights impact assessments, which are critical to robust human rights due diligence. It instead cites routine anti-corruption audits and trade compliance programs, however these are standard compliance procedures that lack a focus on salient human rights risks.

Lockheed Martin does not provide information of effective governance of human rights; Board oversight of sustainability overall does not equate to board responsibilities linked to human rights due diligence. The Company cites the board’s role in overseeing progress towards goals within its Sustainability Management Plan as relevant to the request of the proposal, however the goal on responsible sales does not specifically address human rights impacts and instead covers the rate of improperly licensed exports.30

Lockheed Martin does not address access to remedy, Lockheed Martin only provides information about its standard ethics reporting helpline, which is not equivalent to a process for providing access to effective remedy when adverse human rights impacts occur. The Company fails to provide information on reports received or how grievances were addressed to ensure the impacted rights holders are made whole. Disclosure on stakeholder engagement focuses on employee training and providing resources to suppliers, without specifying human rights content. Stakeholder engagement does not explicitly cover impacted rights holders, civil society, or human rights experts.

Based on the disclosure gaps identified above, it is clear that Lockheed Martin’s existing policies and practices are not responsive to the proposal to identify, assess, prevent, mitigate, and remedy actual and potential human rights impacts associated with high-risk products and services, including those in conflict-affected areas, and additional human rights due diligence disclosure is warranted. Contrary to the points in the opposition statement that investors would not find this information useful and that the reporting would be burdensome for the Company, investor expectations for human rights due diligence reporting and support for mandatory due diligence regulations are both increasing.31 This reporting helps investors assess whether companies are effectively managing material human rights risks, which is critical to long-term shareholder value creation. The proposal is not prescriptive in how the Lockheed Martin should carry out the requested report, and there is no need for it to be costly and burdensome, as shareholders are requesting disclosure on existing human rights due diligence practices.

6

4.	Compliance with U.S. government regulations is not enough to fulfill human rights responsibilities.

Under the UNGPs, businesses have a responsibility to respect human rights that is separate and distinct from the state duty to protect human rights. As the world’s largest defense contractor, manufacturing weapons and defense technologies designed and used in war, Lockheed Martin has heightened human rights responsibilities. However, the Company fails to even acknowledge this as its responsibility, deferring only to the role of the state, and instead treats human rights as a voluntary “corporate citizenship” initiative. While Lockheed Martin’s business model is dependent on U.S. government contracts and its business is heavily regulated by federal regulations for foreign arms sales, compliance with these laws does not prevent the Company from causing, contributing, or being directly linked to human rights abuses. For example, supporting U.S. national security or foreign policy objectives may lead Lockheed Martin to supply weapons to allies currently involved in conflicts that result in significant civilian casualties, which may violate international human rights and humanitarian law, which makes Lockheed Martin complicit in these violations. Following international human rights norms may be required when U.S. laws governing foreign arms sales do not effectively prevent human rights violations.

It is also misleading for defense companies like Lockheed Martin to say they are simply following the leadership of the U.S. government when the industry itself has a significant influence in government through its lobbying for increased military spending. The “revolving door” between the Pentagon and major defense contractors also demonstrates the blurred lines between the role of government and the private sector in influencing the U.S. foreign policy agenda.

While the U.S. government has its own process for vetting foreign military sales (FMS) and direct commercial sales (DCS), Lockheed Martin should also have its own robust process for assessing human rights risks before bidding on contracts and on an ongoing basis. Lockheed Martin is under no obligation to bid on contracts that it deems to be misaligned with its human rights commitments, and the Company could proactively position its business model to be less reliant on the sale of high-risk products and services and doing business in conflict-affected areas.

This calls into question Lockheed Martin’s corporate purpose and mission. When the Company’s business model is dependent on war and conflict to be profitable and the manufacture of deadly weapons is a core area of business, the Company is contributing to societal harm rather than good. Moving towards a corporate purpose that improves society and people’s lives will require a business model transformation, where the human rights policy is core to business strategy and decisions. This requires leadership, vision, and meaningful implementation of a commitment to respect human rights.

Conclusion

Proponents encourage all Lockheed Martin shareholders to support Proposal 5: Stockholder Proposal to Issue a Report on Human Rights Due Diligence. Increased reporting on human rights due diligence practices, focused on addressing impacts from end use of high-risk products and services and doing business in conflict-affected areas, would help the Company demonstrate to its investors that the Company has processes in place to address its most severe human rights impacts. Without this disclosure, investors are left to assume that Lockheed Martin does not have robust human rights due diligence in place and that it is not effectively managing material human rights risks.

For more information, please contact:

7

Mary Beth Gallagher, Executive Director, Investor Advocates for Social Justice, mbgallagher@iasj.org, (973) 509-8800

Representing the Sisters of Charity of Elizabeth, NJ, School Sisters of Notre Dame Cooperative Investment Fund, and Sisters of St. Francis of Philadelphia

1 https://www.lockheedmartin.com/en-us/who-we-are/international.html

2 https://www.hrw.org/reports/2007/lebanon0907/lebanon0907web.pdf; https://www2.ohchr.org/english/bodies/hrcouncil/docs/12session/A-HRC-12-48.pdf

3 https://www.amnesty.org/en/latest/news/2019/09/arms-companies-failing-to-address-human-rights-risks/

4 https://www.dontbankonthebomb.com/wp-content/uploads/2019/05/2019_Producers-Report-FINAL.pdf

5 https://www.lockheedmartin.com/en-sa/index.html

6 https://complaints.oecdwatch.org/cases/Case_474

7 https://www.amnesty.org/en/latest/news/2015/09/yemen-the-forgotten-war/

8 https://www.amnesty.org/en/latest/news/2019/09/arms-companies-failing-to-address-human-rights-risks/

9 https://www.paxforpeace.nl/media/files/mwatana-day-of-judgement.pdf ; https://www.hrw.org/news/2018/09/02/yemen-coalition-bus-bombing-apparent-war-crime

10 https://investigate.afsc.org/company/lockheed-martin

11 https://news.un.org/en/story/2020/10/1076572#:~:text=Since%201979%2C%20the%20Security%20Council,for%20Human%20Rights%20(OHCHR).

12 https://investigate.afsc.org/company/lockheed-martin

13 https://truthout.org/articles/biden-is-rejecting-trumps-border-wall-but-proposing-his-own-virtual-wall/

14 https://investigate.afsc.org/company/lockheed-martin

15 https://earther.gizmodo.com/lockheed-martin-is-getting-sued-for-creating-an-environ-1845218984

16 https://www.hrw.org/report/2020/08/10/stopping-killer-robots/country-positions-banning-fully-autonomous-weapons-and

17 https://apnews.com/article/biden-end-support-saudi-offenseive-yemen-b68f58493dbfc530b9fcfdb80a13098f

18 https://nationalinterest.org/feature/sanctions-showdown-what-will-saudi-arabia%E2%80%99s-crown-prince-do-179177

19 https://www.energy.gov/sites/prod/files/2016/03/f30/Lockheed%20Martin%20FCA%20Settlement_29Feb16.pdf

20 https://www.un.org/law/icjsum/9623.htm

21 The full text of the Treaty on the Prohibition of Nuclear Weapons is available: http://undocs.org/A/CONF.229/2017/8

22 https://www.icanw.org/signature_and_ratification_status

23 Cluster Munitions Monitor 2019, http://www.the-monitor.org/en-gb/reports/2019/cluster-munition-monitor-2019/cluster-munitionban-policy.aspx; Landmine Monitor 2019, http://www.the-monitor.org/en-gb/reports/2019/landmine-monitor-2019/ban-policy.aspx.

24 Worldwide Investment in Cluster Munitions, PAX, December 2018, https://www.paxforpeace.nl/publications/allpublications/worldwide-investment-in-cluster-munitions-2018

25 “Egypt: Mine Ban Policy,” Landmine and Cluster Munitions Monitor, 9 October 2018, http://www.the-monitor.org/engb/reports/2018/egypt/mine-ban-policy.aspx#ftn7 ; “United States: Mine Ban Policy,” Landmine and Cluster Munitions Monitor, 18 December 2019, http://www.the-monitor.org/en-gb/reports/2019/united-states/mine-banpolicy.aspx#:~:text=%5B13%5D%20The%202020%20Trump%20administration,countries%20 between%201969%20and%201992.

26 “ABP Pension Fund excludes tobacco and nuclear weapons”, ABP, January 2018, https://www.abp.nl/english/press-releases/abp-pension-fund-excludes-tobacco-and-nuclear-weapons.aspx

27 “KBC nuclear arms policy fully in line with UN Treaty on Prohibition of Nuclear Weapons”, KBC Group, January 2021, https://www.kbc.com/content/dam/kbccom/doc/newsroom/pressreleases/2021/20210122_PB_VNverdrag_Kernwapens_ENG.pdf?fbclid=IwAR310l3vmdVLa9ROnhlS-

MEjBCScdWmqpMURs-WIZgXYmtQ98RREqNAdr60

8

28 https://www.dontbankonthebomb.com/

29 https://www.lockheedmartin.com/content/dam/lockheed-martin/eo/documents/ethics/cps-021.pdf ; https://www.lockheedmartin.com/content/dam/lockheed-martin/eo/documents/ethics/ethics-code-of-conduct-2020.pdf ; https://www.lockheedmartin.com/content/dam/lockheed-martin/eo/documents/ethics/supplier-code.pdf

30 Lockheed Martin Sustainability Management Plan 2016: https://us02web.zoom.us/j/85048331542?pwd=Q1pYS21NQnNnRy9vUFBYU213WjFudz09

31 https://investorsforhumanrights.org/sites/default/files/attachments/2020-04/The%20Investor%20Case%20for%20mHRDD%20-%20FINAL.pdf

9